AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION  MARCH 10, 2000
                                                     REGISTRATION NO. 333-______
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                        --------------------------------
                                POPMAIL.COM, INC.
               (Exact name of registrant as specified in charter)

             MINNESOTA                                         31-1487885
   (State or other jurisdiction                             (I.R.S. employer
 of incorporation or organization)                       identification number)


                        4801 WEST 81ST STREET, SUITE 112
                          BLOOMINGTON, MINNESOTA 55437
                                 (952) 837-9917

  (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                                                          COPIES TO:
          MR. STEPHEN D. KING                       WILLIAM M. MOWER, ESQ.
        CHIEF EXECUTIVE OFFICER                  CHRISTOPHER J. MELSHA, ESQ.
           POPMAIL.COM, INC.                  MASLON EDELMAN BORMAN & BRAND, LLP
   4801 WEST 81ST STREET, SUITE 112                  3300 NORWEST CENTER
     BLOOMINGTON, MINNESOTA 55437             MINNEAPOLIS, MINNESOTA 55402-4140
            (952) 837-9917                              (612) 672-8200

APPROXIMATE DATE OF THE COMMENCEMENT OF PROPOSED DISTRIBUTION: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


=======================================================================================================================
  TITLE OF EACH CLASS OF                             PROPOSED MAXIMUM          PROPOSED MAXIMUM          AMOUNT OF
        SECURITIES              AMOUNT TO BE          OFFERING PRICE          AGGREGATE OFFERING       REGISTRATION
     TO BE REGISTERED           REGISTERED(1)          PER SHARE (2)               PRICE(2)                 FEE

COMMON STOCK, PAR VALUE
$.01 PER SHARE                    4,351,337               $ 4.86               $21,147,497.82          $5,582.94
=======================================================================================================================

(1) Includes 4,167,637 shares issuable upon the exercise of outstanding warrants and 225,000 shares issuable upon the conversion of Series E Convertible Preferred Stock.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act based upon a $4.86 per share average of the high and low prices of the Registrant's common stock on the Nasdaq National Market on March 3, 2000.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MARCH    , 2000

                     SELLING SHAREHOLDER OFFERING PROSPECTUS

                                POPMAIL.COM, INC.

                        4,351,377 SHARES OF COMMON STOCK

         The 4,351,377 shares of common stock of PopMail.com, Inc. (the "Company") offered hereby on a resale basis by the selling shareholders identified on pages 16 and 17 include (i) 3,000,000 shares issuable upon the exercise (at a price per share of $3.00) of warrants issued in connection with a February 2000 private placement, (ii) 225,000 shares of our common stock issuable upon the conversion of shares of our Series E Convertible Preferred Stock ("Preferred Shares"), (iii) 225,000 shares issuable upon the exercise (at a price per share of $3.00) of warrants issued in connection with the sale of the Preferred Shares, (iv) 327,677 shares issuable upon the exercise (at various prices) of certain warrants issued in connection with the Company's merger with popmail.com, inc., 5,000 shares of which have already been issued pursuant to an exercise of such warrants, (v) 570,000 shares issuable upon the exercise (at various exercise prices) of certain other warrants issued as consideration of financial advisory services rendered to the Company and (vi) 3,700 shares held by a certain shareholder. We will receive no proceeds from the sale of the common stock by the selling shareholders. Assuming all of the foregoing warrants are exercised in their entirety, we would receive approximately $11,260,000.

         Our common stock is listed on the Nasdaq SmallCap Market under the symbol "POPM." On March 9, 2000, the last sale price for the Common Stock as reported on the Nasdaq SmallCap Market was $5.25.

         The shares offered by this prospectus involve a high degree of risk. SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DESCRIPTION OF FACTORS WHICH SHOULD BE CONSIDERED BY INVESTORS BEFORE PURCHASING THE SHARES OFFERED BY THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. A REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE, AND MAY BE CHANGED. THIS PROSPECTUS IS INCLUDED IN THE REGISTRATION STATEMENT THAT WAS FILED BY POPMAIL.COM WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING SHAREHOLDERS CANNOT SELL THEIR SHARES UNTIL THAT REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE SHARES OR THE SOLICITATION OF AN OFFER TO BUY THE SHARES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
                  The date of this Prospectus is March , 2000.


                                TABLE OF CONTENTS

PROSPECTUS SUMMARY........................................................ 3

RISK FACTORS.............................................................. 7

USE OF PROCEEDS...........................................................16

SELLING SHAREHOLDERS......................................................16

PLAN OF DISTRIBUTION......................................................19

WHERE YOU CAN FIND MORE INFORMATION.......................................20

NOTE REGARDING FORWARD-LOOKING STATEMENTS.................................22

LEGAL MATTERS.............................................................22

EXPERTS...................................................................22

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES............................23




         No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this prospectus. You must not rely on any information or representations not contained in this prospectus, if given or made, as having been authorized by us. This Prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. The delivery of this prospectus shall not under any circumstances, create any implication that there has been no change in our affairs or that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus. However, in the event of a material change, this Prospectus will be amended or supplemented accordingly.

                               PROSPECTUS SUMMARY

         As used in this prospectus, the terms "Company," "we," "us" and "our" refer to PopMail.com, inc. and its consolidated subsidiaries.

THE COMPANY

         PopMail.com, inc. (f/k/a Cafe Odyssey, Inc.) consists of two divisions, the restaurant division and the email services division.

         The restaurant division develops, owns and operates restaurants with multiple themed dining rooms designed to appeal to the upscale casual dining market. We have a Cafe Odyssey restaurant at the Mall of America in Bloomington, Minnesota, a suburb of Minneapolis, which opened in June 1998, and a second Cafe Odyssey restaurant in the Denver Pavilions, an urban retail/entertainment complex in Denver, Colorado which opened on March 15, 1999. Our first restaurant, in the Kenwood Shopping Center in Cincinnati, Ohio, which operated under the name "Hotel Discovery," opened in December 1996. We have recently signed an agreement to sell this restaurant.

         Our email services division is a leading provider of email service to radio stations and their listeners. It combines the power of the Internet with the most successful affinity-building, mass-medium ever created: radio. By providing radio stations with an attractive email service offered to listeners free of charge, we are able to leverage radio's proven ability to engage audiences and attract advertisers. We hold exclusive relationships with more than 500 radio stations reaching 100 million listeners each week.

         On September 1, 1999, we completed a merger with popmail.com, inc. ("Old Popmail"). Through partnerships with radio stations nationwide, Old Popmail was a leading email provider to radio stations. We entered into a definitive merger agreement with Old Popmail on June 1, 1999, and the transaction closed into escrow on June 25, 1999. Our shareholders approved the merger on August 19, 1999. As a result of the merger, we changed our name from Cafe Odyssey, Inc. to PopMail.com, inc.

         We began operations as Hotel Mexico, Inc., which was incorporated in Ohio in January 1994. The Kenwood Restaurant Limited Partnership, an Ohio limited partnership was formed in June 1995 to own and operate the Kenwood Unit. Hotel Mexico's operations and the net assets of the Kenwood Restaurant Limited Partnership were combined in November 1996, and in August 1997, Hotel Mexico was reorganized as Hotel Discovery, Inc., a Minnesota corporation. On May 21, 1998, our Board of Directors and shareholders approved a change in corporate name from Hotel Discovery, Inc. to Cafe Odyssey, Inc.

         Our executive offices are located at 4801 West 81st Street, Suite 112, Bloomington, Minnesota 55437 and its telephone number is (612) 837-9917.

RECENT DEVELOPMENTS

         On September 30, 1999, we and Arthur Andersen LLP mutually agreed to the resignation of Arthur Andersen as our independent public accountants. Effective as of that date, we engaged Grant Thornton LLP as our new independent public accountants.

         On October 13, 1999, we entered into a Common Stock Subscription Agreement to acquire approximately 1.5% of the outstanding shares of Internet Community Concepts ("ICC"), a company providing Web content, e-commerce and advertising to nearly 350 radio stations. This agreement will give us a strategic alliance with ICC.

         On October 20, 1999, we executed an Asset Purchase Agreement with Werthgreen, LLC, an Ohio limited liability company, with respect to the sale of the Hotel Discovery Restaurant in Cincinnati, Ohio. Completion of the sale is subject to approval of the landlord.

         On November 24, 1999, the remaining holders of the Company's Series B Convertible Preferred Stock (the "Series B") elected to convert their Series B into 8,533,498 shares of our Common Stock. In exchange for this conversion, we agreed to amend the Warrants held by the Series B holders (which are exercisable into 4,407,098 shares of the our Common Stock, subject to adjustment, representing the economic equivalent of all of our options, warrants, and other securities convertible into, or exchangeable for, common stock which were outstanding on May 3, 1999) to change the exercise price of the Warrants from various exercise prices to $0.75 per share of Common Stock. Also in exchange for the conversion, we agreed to issue to LegacyMaker, Inc. 900,000 shares of Common Stock in exchange for warrants exercisable into an aggregate of 900,000 shares of our Common Stock at $3.00 per share, and for certain other consideration.

         On December 3, 1999, we completed the purchase of ROI Interactive, LLC., a Dallas-based company. Under the terms of the acquisition, we acquired substantially all of the assets of ROI in exchange for 2,750,000 restricted shares of our common stock and assumption of certain liabilities. To finance the acquisition and provide working capital for growth, we received $1 million from exercised warrants, $2 million from the sale of a two-year 4% convertible debenture, and $1 million from a term loan. This acquisition gives us ownership of ROI Interactive, its technology and client roster. It also gives both the Company and ROI a common technology and marketing platform, which enables us to take full advantage of ROI's powerful email marketing services. In addition, with the completion of the acquisition, we now have a permission and affinity marketing database of over 1 million members.

         In order to close the transaction with ROI, ROI required us to find a third party for resale of the ROI shares. King Family Partners, a Limited Partnership for the benefit of certain family members of Stephen D. King, Chief Executive Officer of the Company, and of which Mr. King is president of the General Partner, purchased the shares on December 1, 1999 for $2.00 per share. To finance such purchase, the Company loaned King Family Partners $2,450,000 on a nonrecourse basis, with interest at the lowest applicable federal rate, a maturity date of three years, and secured by the shares purchased from the members of ROI.

         On January 21, 2000, we signed an agreement to acquire IZ.com, Incorporated in an all-stock transaction. IZ.com is a convergent media business that uses spiral marketing to promote consumer commerce involving cross-conventional media. On February 9, 2000, we completed our acquisition of IZ.com. Under the terms of the acquisition, IZ Acquisition Corporation, a Delaware corporation and our wholly-owned subsidiary, merged into IZ.com, and IZ.com became our wholly-owned subsidiary. In connection with the acquisition, IZ.com stockholders received shares of our Series F Convertible Preferred Stock in exchange for their IZ.com shares. Assuming the approval of our shareholders, the shares of Series F Preferred Stock will be convertible into approximately 7.3 million shares of our common stock. We also assumed IZ.com's outstanding options and warrants.

         Effective January 13, 2000, our Board of Directors approved a resolution increasing the size of the Board from seven to eight directors and elected Gary Schneider to fill the newly-created vacancy. Mr. Schneider was formerly chief executive officer of ROI and currently serves in the same capacity with our PopMail division.

         In connection with previous transactions, we committed to certain individuals, including Messrs. Stephen D. King and Jerry Ruyan, to remove them from liability on or before September 30, 1999, under the guarantees that they had made for certain debt of the Company to the Provident Bank. We have failed to meet such a deadline and certain default penalties have been and are continuing to be assessed on a monthly basis. We are currently in negotiations with the Provident Bank and the guarantors to cure such defaults.

         On January 24, 2000, James L. Anderson resigned as chairman of our Board of Directors, and effective February 1, 2000, he resigned as a director. On February 9, 2000, Ronald "Jesse" Berst was elected the Board to fill the vacancy created by Mr. Anderson's resignation.

THE OFFERING


  Common stock offered (1) . . . . . . . . . . . . . . . . . . . . .  4,351,337 shares

  Common stock outstanding
    before the offering (2). . . . . . . . . . . . . . . . . . . . . 33,586,087 shares

  Common stock outstanding
    after the offering . . . . . . . . . . . . . . . . . . . . . . . 37,928,764 shares

  Nasdaq SmallCap Market symbol. . . . . . . . . . . . . . . . . . . POPM



(1) Represents (i) 3,000,000 shares issuable upon the exercise (at a price per share of $3.00) of warrants issued in connection with a February 2000 private placement, (ii) 225,000 shares of our common stock issuable upon the conversion of shares of the Preferred Shares, (iii) 225,000 shares issuable upon the exercise (at a price per share of $3.00) of warrants issued in connection with the sale of the Preferred Shares, (iv) 327,677 shares issuable upon the exercise (at various prices) of certain warrants issued in connection with the Company's merger with popmail.com, inc., 5,000 shares of which have already been issued pursuant to an exercise of such warrants, (v) 570,000 shares issuable upon the exercise (at various exercise prices) of certain other warrants issued as consideration of financial advisory services rendered to the Company and (vi) 3,700 shares held by a certain shareholder.

(2) Does not include shares of Common Stock that are (a) reserved for issuance upon conversion of outstanding Series E Preferred Shares; (b) reserved for issuance upon conversion of the outstanding Series F Convertible Preferred Stock (the "Series F Preferred Shares"); (c) issuable upon exercise of the Class A Warrants issued as part of our initial public offering, which are exercisable into an aggregate of 2,600,000 shares (for which we would receive approximately $16,900,000 if all were exercised); (d) issuable upon exercise of certain other warrants covering an aggregate of 17,437,987 shares (for which we would receive approximately $30,860,000 if all were exercised); (e) reserved for issuance upon conversion of the $2,000,001 of 8% convertible debentures issued November 30, 1999, or (f) reserved for issuance under various stock option agreements, including those issued under the 1997 Stock Option and Compensation Plan, 1998 Director Stock Option Plan and those issued to certain directors.

                                  RISK FACTORS

         An investment in our common stock is very risky. You may lose the entire amount of your investment. Prior to making an investment decision, you should carefully review this entire Prospectus and consider the following risk factors:

         WE HAVE INCURRED LOSSES TO DATE AND IF OUR RESTAURANT SALES DO NOT IMPROVE, WE WILL NEED ADDITIONAL FINANCING IN ORDER TO CONTINUE OPERATIONS.

         We incurred net losses of approximately $8.9 million for the 39 weeks ended October 3, 1999, $6.7 million in 1998 and $4.0 million in 1997 and had a working capital deficit of approximately $6.7 million as of April 4, 1999. Our ability to continue our present operations and successfully implement our expansion plans is contingent upon our ability to increase our revenues which are presently limited to income from our three existing restaurants. Without additional financing, cash generated from our current operations may not be adequate to fund operations and make mortgage payments in 1999. There can be no assurances that additional financing to fund current operations and expansion will be available on terms acceptable or favorable to us. In addition, our independent public accountants have issued their report relating to our financial statements for the year ended January 3, 1999, which includes an explanatory paragraph that raises substantial doubt concerning our ability to continue as a going concern.

         OUR COMMON STOCK COULD BE DELISTED FROM THE NASDAQ SMALLCAP MARKET, WHICH DELISTING COULD HINDER YOUR ABILITY TO OBTAIN ACCURATE QUOTATIONS AS TO THE PRICE OF OUR COMMON STOCK, OR DISPOSE OF OUR COMMON STOCK IN THE SECONDARY MARKET.

         Although our common stock is currently listed on the Nasdaq SmallCap Market, we cannot guarantee that an active public market for our common stock will continue to exist. During most of December 1998 and into April 1999, our common stock failed to maintain the minimum bid price criteria of $1.00 per share as is required in order to trade on the Nasdaq SmallCap Market. In addition, we have responded to various inquirers of Nasdaq expressing concern over various matters, including but not limited to the "going concern" qualification expressed by our independent auditors. Accordingly, our securities may be delisted from the Nasdaq SmallCap Market or be required to reapply for listing meeting the Nasdaq initial listing requirements, which are generally more stringent than the requirements currently governing the Company. Additional factors giving rise to such delisting could include, but might not be limited to
(1) a reduction of our net tangible assets to below $2,000,000, (2) a reduction to one active market maker, (3) a reduction in the market value of the public float in our securities to less than $1,000,000, or (4) the discretion of the Nasdaq SmallCap Market.

         In the event our securities are delisted from the Nasdaq SmallCap Market, trading, if any, in our common stock would thereafter be conducted in the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities Dealer's "Electronic Bulletin Board." Consequently, the liquidity of our common stock would likely be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions, reduction in the coverage of PopMail.com, inc. by security analysts and the news media, and lower prices for our securities than might otherwise prevail. In addition, our common stock would become subject to certain rules of the Securities and Exchange Commission relating to "penny stocks." These rules require broker-dealers to make special suitability determinations for purchasers other than established customers and certain institutional investors and to receive the purchasers' prior written consent for a purchase transaction prior to sale. Consequently, these "penny stock rules" may adversely affect the ability of broker-dealers to sell our common stock and may adversely affect your ability to sell shares of our common stock in the secondary market.

         WE ARE DEPENDENT ON THE ONGOING SERVICES OF CERTAIN OF OUR EXECUTIVES, THE LOSS OF WHICH COULD HAVE A DETRIMENTAL EFFECT ON OUR PROFITABILITY AND THE MARKET PRICE OF OUR STOCK.

         Our plan of business development and our day-to-day operations rely heavily on the experience of Stephen D. King, our Chief Executive Officer, Ronald K. Fuller, our President, Jesse Berst, our Chief Operating Officer, Thomas W. Orr, our Chief Financial Officer and Gary Schneider, the CEO of our PopMail Network division. The loss of any of them could adversely affect the success of our operations and strategic plans and, consequently, have a detrimental effect on the market price of our stock.

         WE MAY BE UNABLE TO HIRE QUALIFIED EMPLOYEES TO HELP IMPLEMENT AND MANAGE OUR EXPANSION PLANS, WHICH INABILITY COULD BE DETRIMENTAL TO THE VALUE OF YOUR INVESTMENT.

         Our success will depend in large part upon our ability to supplement our existing management team. We will need to hire additional corporate level and management employees to help implement and operate our plans for expansion of our Internet and restaurant divisions. Any inability or delay in obtaining additional key employees could have a material adverse effect on our expansion plans and, consequently, the market value of our stock.

         DUE TO OUR LIMITED OPERATING HISTORY, YOU MAY FIND IT DIFFICULT YOU TO ASSESS OUR ABILITY TO OPERATE PROFITABLY.

         We have only been operating our Mall of America restaurant since June 1998, and our Denver restaurant since March 1999. In addition, Old Popmail was founded in December 1997, and is considered to be in the developmental stage. Therefore, in addition to the other risks included in this prospectus, we face the added risks, expenses and difficulties related to developing and operating a new business enterprise. Given our lack of significant operating history, investors may have difficulty assessing the many factors which will determine our ability to generate future profits.

         ONE INDIVIDUAL CONTROLS A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK AND MAY INFLUENCE OUR AFFAIRS.

         Following our merger with popmail.com, inc., James L. Anderson was elected to our Board of Directors and served as its Chairman until his resignation on January 24, 2000. Effective February 1, 2000, Mr. Anderson resigned from our Board. Pursuant to a Schedule 13D filed with the Securities and Exchange Commission on September 13, 1999, Mr. Anderson indirectly or directly controlled approximately 58.9% of our outstanding common stock. Accordingly, he may have the ability to determine the election of members of the Board of Directors and determine the approval of corporate transactions and other matters requiring shareholder approval. Unless and until Mr. Anderson substantially decreases his percentage beneficial ownership in our common stock, he will continue to have significant influence over our affairs.

         THERE IS A RISK THAT THE VALUE OF OUR TRADEMARKS AND OTHER PROPRIETARY RIGHTS COULD BE DIMINISHED BY IMPROPER USE BY OTHERS.

         We believe that our trademarks and other proprietary rights are important to our success and our competitive position. Accordingly, we have filed trademark applications with the United States Patent and Trademark Office to register both the "Cafe Odyssey" and "PopMail" marks and designs, although our application for "PopMail" has been suspended as a result of an alleged confusingly similar mark in use. However, the actions we have taken to establish and protect our trademarks and other proprietary rights may be inadequate to prevent others from imitating our products or claiming violations of their trademarks and proprietary rights by us. For instance, we may not be granted trademark registration for any or all of the proposed uses in our applications. Even if our marks are granted registration, we may still be unable to protect such marks against prior users in areas where we conduct or will conduct operations. We may also be unable to prevent competitors from using the same or similar marks, concepts or appearance.

         WE MAY NOT PAY DIVIDENDS ON OUR COMMON STOCK, IN WHICH EVENT YOUR ONLY RETURN ON INVESTMENT, IF ANY, WILL OCCUR ON THE SALE OF OUR STOCK.

         To date, we have not paid any cash dividends on our common stock, and we do not intend to do so in the foreseeable future. Rather, we intend to use any future earnings to fund our operations and the growth of our business. Accordingly, the only return on an investment in our common stock will occur upon its sale.

         PURSUANT TO ITS AUTHORITY TO DESIGNATE AND ISSUE SHARES OF OUR STOCK AS IT DEEMS APPROPRIATE, OUR BOARD OF DIRECTORS MAY ASSIGN RIGHTS AND PRIVILEGES TO CURRENTLY UNDESIGNATED SHARES WHICH COULD ADVERSELY AFFECT YOUR RIGHTS AS A COMMON SHAREHOLDER.

         Our authorized capital consists of 100,000,000 shares of capital stock. Our Board of Directors, without any action by the shareholders, may designate and issue shares in such classes or series (including classes or series of preferred stock) as it deems appropriate and establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. As of March 6, 2000, we had 33,586,087 shares of common stock, and 225,000 shares of Series E Convertible Preferred Stock outstanding. As of February 25, 2000, a further 20,230,555 shares of common stock have been reserved as follows:

         - a maximum of 750,000 shares of common stock reserved for issuance upon exercise of the Series E Preferred Shares, 225,000 shares of which are currently outstanding;

         - 2,600,000 shares issuable upon the exercise of the Class A Warrants issued as part of our initial public offering and the partial exercise of the underwriter's over-allotment;

         - 15,100,889 shares issuable upon the exercise of outstanding warrants;

         - 250,000 shares for issuance under our 1998 Director Stock Option Plan, of which options relating to 298,333 shares are currently outstanding, of which 48,333 remain subject to shareholder approval; and

         - 58,334 shares issuable upon exercise of certain directors' stock options.

         The rights of holders of preferred stock and other classes of common stock that may be issued could be superior to the rights granted to holders of the Units issued in our initial public offering. Our Board's ability to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal. Further, the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of common stock.

         MINNESOTA LAW MAY INHIBIT OR DISCOURAGE TAKEOVERS, WHICH COULD REDUCE THE MARKET VALUE OF OUR STOCK.

         Being a corporation organized under Minnesota law, we are subject to certain Minnesota statutes which regulate business combinations and restrict the voting rights of certain persons acquiring shares of our stock. By impeding a merger, consolidation, takeover or other business combination involving PopMail.com, inc. or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company, these regulations could adversely affect the market value of our stock.

         THE LIMITATIONS ON DIRECTOR LIABILITY CONTAINED IN OUR ARTICLES OF INCORPORATION AND BYLAWS MAY DISCOURAGE SUITS AGAINST DIRECTORS FOR BREACH OF FIDUCIARY DUTY.

         As permitted by Minnesota law, our Amended and Restated Articles of Incorporation provide that members of our Board of Directors are not be personally liable to you or the Company for monetary damages resulting from a breach of their fiduciary duties. These limitations on director liability may discourage shareholders from suing directors for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought against a director by shareholders on the Company's behalf. Furthermore, our Bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Minnesota law. All of these provisions limit the extent to which the threat of legal action against our directors for any breach of their fiduciary duties will prevent such breach from occurring in the first instance.

                               RESTAURANT DIVISION

         OUR RESTAURANT OPERATIONS OR CONTEMPLATED EXPANSION MAY PROVE UNSUCCESSFUL, EITHER OF WHICH COULD RESULT IN CONTINUED UNPROFITABILITY AND CAUSE OUR STOCK PRICE TO FALL.

         To date, we have not generated a profit. Due to a variety of factors, many of which are discussed in this prospectus, we may never generate significant revenues or operate profitably. In fact, our management anticipates that net losses will continue for the foreseeable future. Even if we succeed in expanding our operations as contemplated, we cannot assure a successful transition to higher volume operations. We may be unable to control our expenses, attract necessary additional personnel, or procure the capital required to maintain expanded operations. If our expansion is ultimately unsuccessful, the results of our operations will suffer accordingly, and the market price of our stock may fall.

         POOR OPERATING RESULTS AT ANY OF OUR RESTAURANTS OR A DELAY IN THE PLANNED OPENING OF NEW RESTAURANTS, COULD ADVERSELY AFFECT OUR PROFITABILITY AS A WHOLE.

         We currently operate only two restaurants. Accordingly, poor operating results at any one restaurant would materially affect the profitability and cash flow of our operations as a whole. To a substantial extent, our ability to increase the number of restaurants we operate and our choice of locations for such restaurants will determine whether we will experience future growth in our revenues and profits. However, the significant financial investment associated with opening our restaurants may create substantial fluctuations in our operating results. Due to the significance of such investments, the risk we face in opening any one of our restaurants is much larger than that associated with most other restaurant companies' venues. Consequently, a delay in any planned restaurant opening could materially affect the profitability and cash flow of our operations as a whole.

         THEME RESTAURANTS MAY EXPERIENCE SOME DECLINE IN SAME STORE SALES.

         Same store sales (sales for restaurants that have been open at least one year) is one measure of operating results used by stock analysts to analyze a publicly traded retail and restaurant businesses. Theme restaurants frequently see a decline in same store sales from the first year to the subsequent year. In addition to negatively impacting the Company's revenues, declining same store sales has had a negative impact on the publicly traded theme restaurant's stock price and resulted in stock price volatility.

         OUR ABILITY, OR INABILITY, TO RESPOND TO VARIOUS COMPETITIVE FACTORS AFFECTING THE RESTAURANT MAY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         The restaurant industry is highly competitive and is affected by changes in consumer preferences, as well as by national, regional and local economic conditions, and demographic trends. Discretionary spending priorities, traffic patterns, tourist travel, weather conditions, employee availability and the type, number and location of competing restaurants, among other factors, will also directly affect the performance of our restaurants. Changes in any of these factors in the markets where we currently operate our restaurants could adversely affect the results of our operations. Furthermore, the restaurant industry in general is highly competitive based on the type, quality and selection of the food offered, price, service, location and other factors and, as a result, has a high failure rate. The themed restaurant industry is relatively young, is particularly dependent on tourism and has seen the emergence of a number of new competitors. We compete with numerous well-established competitors, including national, regional and local restaurant chains, many of which have greater financial, marketing, personnel and other resources and longer operating histories than us. As a result, we may be unable to respond to the various competitive factors affecting the restaurant industry.

         WE HAVE ENTERED INTO NON-CANCELABLE LEASES UNDER WHICH WE ARE OBLIGATED TO MAKE PAYMENTS FOR TERMS OF 12 TO 15 YEARS.

         We have entered into long-term leases relating to the Kenwood, Mall of America and Denver restaurants. These leases are non-cancelable by us (except in limited circumstances) and range in term from 12 to 15 years. We will likely be required to enter into similar long-term, non-cancelable leases for any future restaurants we develop. If we decide to close any of our existing restaurants or any other future restaurant, we may nonetheless be committed to perform our obligations under the applicable lease, which would include, among other things, payment of the applicable base rent for the balance of the respective lease term. Such continued obligations increase our chances of closing a restaurant without receiving an adequate return on our investment.

         UNPREDICTABLE RISKS ASSOCIATED WITH THE CONSTRUCTION OF ADDITIONAL RESTAURANTS COULD RESULT IN DELAYS AND COST OVERRUNS IN THE CONTEMPLATED EXPANSION OF OUR OPERATIONS.

         As with all construction projects, we face many risks related to the opening of additional restaurants, any of which could result in delays and cost overruns which would negatively impact the success of any restaurant openings. Such risks may include:

         -     shortages of materials or skilled labor;
         -     unforeseen environmental, engineering or geological problems;
         -     work stoppages;
         -     weather interference;
         -     floods;
         -     difficulties with regulatory agencies; and
         -     unanticipated cost increases.

         IN ORDER TO FINANCE THE FUTURE DEVELOPMENT OF ADDITIONAL RESTAURANTS OR THE ACQUISITIONS, WE MAY BE REQUIRED TO RAISE ADDITIONAL FUNDS BY ISSUING SECURITIES ON TERMS WHICH WOULD DILUTE YOUR INTERESTS IN POPMAIL.

         The cost of developing our restaurants has ranged from $4.5 to $5.1 million per unit. We may be unable to develop future restaurants at similar costs. In order to fund our future development, and the development of internet-related businesses, we will need to obtain financing through an additional offering of our equity securities or by incurring indebtedness. Such funds may not be available on terms acceptable to us or our shareholders. Furthermore, future investors may seek and obtain, and we may be required to offer, investment terms which are substantially better than those granted to existing investors. The issuance of securities on such terms would dilute the interests of existing shareholders.

         AMONG OTHER ECONOMIC FACTORS OVER WHICH WE HAVE NO CONTROL, THE SUCCESS OF OUR RESTAURANTS WILL DEPEND ON CONSUMER PREFERENCES AND THE PREVAILING LEVEL OF DISCRETIONARY CONSUMER SPENDING.

         Our success, and consequently any investment in our common stock, depends to a significant degree on a number of economic conditions over which we have no control, including:

         -    discretionary consumer spending;

         - the overall success of the malls, entertainment centers and other venues where Cafe Odyssey restaurants are or will be located;

         -    economic conditions affecting disposable consumer income; and

         - the continued popularity of themed restaurants in general and the Cafe Odyssey concept in particular.

Furthermore, most themed restaurants are especially susceptible to shifts in consumer preferences because they open at or near capacity and frequently respond to such shifts by experiencing a decline in revenue growth or of actual revenues. An adverse change in any or all of these conditions would have a negative effect on our operations and the market value of our common stock.

         OUR RESTAURANT DIVISION IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION WHICH COULD NEGATIVELY IMPACT OUR BUSINESS.

         The restaurant industry, and to a lesser extent, the retail merchandising industry, are subject to numerous federal, state, and local government regulations, including those relating to:

         -    the preparation and sale of food
         -    building and zoning requirements
         -    environmental protections
         -    minimum wage requirements
         -    overtime
         -    working and safety conditions
         -    the sale of alcoholic beverages
         -    sanitation
         -    relationships with employees
         -    unemployment
         -    workers compensation
         -    citizenship requirements

         Any change in the current status of such regulations, including an increase in employee benefits costs, workers' compensation insurance rates, or other costs associated with employees, could substantially increase our compliance and labor costs. Because we pay many of our restaurant-level personnel rates based on either the federal or the state minimum wage, increases in the minimum wage would lead to increased labor costs. In addition, our operating results would be adversely affected in the event we fail to maintain our food and liquor licenses. Furthermore, restaurant operating costs are affected by increases in unemployment tax rates, sales taxes and similar costs over which we have no control.

         We may also be subject in certain states to "dram-shop" statutes, which provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

                                INTERNET DIVISION

         WE MAY BE ENTERING INTO A NEW BUSINESS VENTURE IN AN EVOLVING INDUSTRY IN WHICH WE HAVE NO EXPERIENCE.

         The email business adds a significantly different business to our business operations. Some members of our present management also have little or no experience with the business of providing email services. Furthermore, the internet industry is rapidly evolving, extremely competitive, and the market place for internet-related shares has been very volatile.

         IN LIGHT OF THE CONSOLIDATION OF THE RADIO INDUSTRY, THE LOSS OF ANY SIGNIFICANT AFFILIATE CONTRACTS WOULD NEGATIVELY IMPACT POPMAIL'S OPERATIONS.

         The last few years have brought substantial concentration of power among a few players in the radio industry. Consequently, significant portions of the industry are controlled by a relatively few organizations. We already have affiliation contracts in place with 2 of the 5 largest organizations and is in negotiations with the remaining players. In light of such consolidation, however, the loss of any of these significant affiliation contracts or our inability to enter into contracts with other radio industry entities would negatively impact our operations.

         OUR E-MAIL BASED PRODUCTS ARE DEPENDENT UPON THE INTERNET.

         The success of our services and products will depend in large part upon the continued development and expansion of the Internet. The Internet has experienced, and is expected to continue to experience, significant, geometric growth in the number of users and the amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols (for example, the next-generation Internet Protocol) to handle increased levels of Internet activity, or due to increased governmental regulation. There can be no assurance that the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace will be developed, or, if developed, that the Internet will become a viable commercial marketplace for services and products such as those we offer. If the necessary infrastructure or complementary services or facilities are not developed, or if the Internet does not become a viable commercial marketplace, our business, results of operations, and financial condition will be materially adversely affected.

         INTERNET STOCKS ARE SUBJECT TO MARKET VOLATILITY.

         The stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These fluctuations may adversely affect our stock price.

         If Internet usage does not continue to grow or its infrastructure fails, our business will suffer. If the Internet does not gain increased acceptance for business-to-business electronic commerce, our business will not grow or become profitable. We cannot be certain that the infrastructure or complementary services necessary to maintain the Internet as a useful and easy means of transferring documents and data will continue to develop. The Internet infrastructure may not support the demands that growth may place on it and the performance and reliability of the Internet may decline.

         INCREASED COMPETITION RESULTING FROM AN INCREASE IN THE NUMBER OF FREE EMAIL PROVIDERS THAT TARGETS THE RADIO INDUSTRY MAY HAVE AN ADVERSE EFFECT ON POPMAIL'S FUTURE BUSINESS OPERATIONS.

         Currently there are hundreds of free email providers, but our management believes that it is currently the only email provider that solely targets the radio industry. To the extent we are successful within the radio industry, we anticipate others will attempt to compete in the radio segment. Increased competition due to a greater number of free email providers targeting the radio industry may have an adverse affect on our future business operations.

         WE MAY FACE INCREASING COMPETITION FOR RADIO STATION CUSTOMERS AND INTERNET ADVERTISERS.

         As a provider of free email, we compete with numerous other email providers, many of which have more capital than us. The principal competitors in the private-label email service business are: CommTouch, WhoWhere, MailChek, iName, and OnMedia. Of these providers, to the knowledge of our management, only MailChek and OnMedia have any radio station customers. The Company views its greatest competitive threat to its ability to establish relationships with radio stations as the potential availability of software that may duplicate many of the features in the PopMail email system. In addition, we face increasing competition for internet advertisers.

         THERE IS A RISK THAT GOVERNMENT REGULATION OF THE INTERNET COULD BECOME MORE EXTENSIVE.

         There are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, characteristics, and quality of products and service. The Telecommunications

Reform Act of 1996 imposes criminal penalties on anyone who distributes obscene, indecent, or patently offensive communications on the Internet. Other nations, including Germany, have taken actions to restrict the free flow of material deemed to be objectionable on the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for our services and products, and increase our cost of doing business or otherwise have an adverse effect on our business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, libel, and personal privacy is uncertain and will take years to resolve. Any such new legislation or regulation could have a material adverse effect on our business, results of operations, and financial condition.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares by the selling shareholders. We would receive gross proceeds in the approximate amount of $11,260,000 from the exercise of warrants with respect to which the underlying shares are being offered hereby. At the present time, we expect to use such proceeds, if any, for general working capital purposes.

                              SELLING SHAREHOLDERS

         The following table sets forth the number of shares of the common stock owned by the selling shareholders as of March 1, 2000 and after giving effect to this offering. We will not receive any proceeds from the sale of the common stock by the selling shareholders. The shares of common stock received upon exercise of the warrants may be offered from time to time by the selling shareholders.



                                              Shares           Percentage           Number of          Percentage
                                           Beneficially        Beneficial       Shares Offered      Beneficial
                                           Owned Before         Ownership          by Selling        Ownership After
Name                                        Offering         Before Offering      Shareholder           Offering
-----------------------------------------   ---------        ---------------      -----------           --------
Atlantic Holdings, Ltd.                       311,110               *                155,555  (1)          *
Ronald D. Berst (2)                           100,000               *                 50,000  (1)          *
Michael A. Bird                                55,000 (3)           *                 20,000  (1)          *
Herbert I. Byer                               100,000               *                 50,000  (1)          *
CLB Investment Corp.                          100,000               *                 50,000  (1)          *
Co Right Investments, Inc.                    888,888             2.6%               444,444  (1)         1.3%
Robert & Ellen Deutschman
  Family Trust dtd 8/24/93                     60,000               *                 30,000  (1)          *
Arthur Engel Trust dtd 5/5/98                 492,044 (4)         1.5%               222,222  (1)          *
Fortman Cline AG                              444,444             1.3%               222,222  (1)          *
Free Family Trust dtd 2/10/97                  53,969 (5)           *                 22,222  (1)          *
Steven E. Garshell                             44,444               *                 22,222  (1)          *
Thomas L. Goila Profit Sharing
  Trust U/A dtd 12/1/92                        50,000               *                 25,000  (1)          *
Richard Green                                 303,786               *                 84,393  (1)          *
Edward Hayes                                   20,000               *                 10,000  (1)          *

A. Larry Katz                                  88,888               *                 44,444  (1)          *
Mary Kirtz                                    100,000               *                 50,000  (1)          *
Egre E. Lawallen, II                          100,000               *                 50,000  (1)          *
Richard C. Lockwood                           400,000             1.2%               200,000  (1)          *
Warner C. Lusardi Family Trust
  dtd 6/11/99                                 269,822 (6)           *                111,111  (1)          *
Bruce LeDuc                                   150,000               *                 75,000  (1)          *
Amended and Restated Steven
  A. Lyman Trust dtd 8/27/90                   44,444               *                 22,222  (1)          *
Stephen Marcus                                452,334             1.4%               226,167  (1)          *
Timothy I. Maudlin                            644,292 (7)         1.9%                66,667  (1)         1.7%
Steven Mauldin                                 50,000               *                 25,000  (1)          *
Dean & Kathy Mills                             20,000               *                 10,000  (1)          *
Gregory P. Mills Trust dtd
  2/19/99                                      20,000               *                 10,000  (1)          *
George M. Nix                                  20,000               *                 10,000  (1)          *
Barry Nussbaum                                 77,776               *                 38,888  (1)          *
Opportune Investments Ltd.                  1,146,666             3.4%               773,333  (8)         1.1%
Gerald W. & Sandra L. Rogers                   20,000               *                 10,000  (1)          *
Jerry L. Ruyan (9)                            500,638 (10)        1.5%                44,444  (1)         1.4%
Robert Seiler                                  88,888               *                 44,444  (1)          *
Christopher D. Snell                           40,000               *                 20,000  (1)          *
Albert R. Swafford M.D. Inc.
  Defined Benefit Pension Plan                100,000               *                 50,000  (1)          *
Stephen C. & Patricia A.
  Tadolini                                     20,000               *                 10,000  (1)          *
Jeffrey I Werbalowsky                         200,000               *                100,000  (1)          *
Satya P. Garg                                 200,000               *                200,000 (11)          *
Christopher Miller                             69,200               *                 50,000 (11)          *
Leonard H. Timmel                             100,000               *                100,000 (11)          *
Hank Schneider                                100,000               *                100,000 (11)          *
Blake Capital Partners, LLC  (12)           1,420,000 (13)        4.2%               150,000 (14)         3.7%
Wayne L. Tiedge                                20,000               *                 20,000 (15)          *
The Montgomery Fund                           247,677               *                247,677 (16)          *
W. Keith Webb                                  30,000               *                 30,000 (17)          *
The Rearden Trust                              30,000               *                 30,000 (17)          *
Andrew Baum                                    50,000 (18)          *                 10,000 (19)          *
Kevin Scannell                                 10,000               *                 10,000 (17)          *
N C Capital Markets Inc.                        3,700               *                  3,700               *
------------
*Less than 1%.

(1) Represents shares issuable upon the exercise (at a per share price of $3.00) of warrants issued in connection with a private placement.
(2) In connection with our merger with Iz.com, Incorporated, Mr. Berst was elected a director of PopMail.com, inc.
(3) Includes 15,000 shares issuable upon the exercise (at a price per share of $2.00) of a warrant issued in October 1999.

(4) Includes 47,600 shares issuable upon conversion of shares of Series F Convertible Preferred Stock, which were issued in connection with the merger with IZ.com, Incorporated.
(5) Includes 9,525 shares issuable upon conversion of shares of Series F Convertible Preferred Stock, which were issued in connection with the merger with IZ.com, Incorporated.
(6) Includes 47,600 shares issuable upon conversion of shares of Series F Convertible Preferred Stock, which were issued in connection with the merger with IZ.com, Incorporated.
(7) Includes (i) 50,000 shares issuable upon the exercise (at a price of $.75 per share) of a warrant issued in connection with a guaranty of a Company loan, (ii) 60,000 shares issuable upon the exercise (at a price of $6.50 per share) of a public warrant, (iii) 57,731 shares held by Mr. Maudlin's spouse and children,
(8) Represents (i) 373,333 shares issuable upon the exercise (at a price of $3.00 per share) of warrant issued in connection with a recent private placement, and (ii) 400,000 shares issuable upon the exercise (at a price of $2.0265 per share) of a warrant issued in October 1999 in connection with financial advisory services provided to the Company.
(9)      Mr. Ruyan is a director of the Company.
(10) In addition to the shares reflected in Note 1, Mr. Ruyan's holdings include (i) 36,000 shares issuable upon the exercise (at a price of $6.50 per share) of a public warrant, (ii) 115,000 shares issuable upon the exercise (at a price of $.75 per share) of two warrants issued in connection with a guaranty of certain indebtedness of the Company, and
         (iii) 25,000 shares issuable upon the exercise (at a price of $.75 per share) of an option granted in October 1998 pursuant to the Company's Director Stock Option Plan.
(11) Represents (i) shares issuable upon conversion of the Series E Preferred Stock and (ii) shares issuable upon exercise (at a price of $3.00 per share) of warrants issued in connection with the sale of the Series E Preferred Stock.
(12) The sole member of Blake Capital Partners, LLC is Wayne W. Mills. Mr. Mills is the sole trustee of the Gregory P. Mills Trust dated 2/19/99, which is also a selling shareholder.
(13) Represents: (i) warrants held by Blake Capital Partners to purchase an aggregate of 1,260,000 shares at various exercise prices, (ii) 10,000 shares held by the Gregory P. Mills Trust dated 2/19/99, of which Mr. Mills is the trustee, and (iii) 10,000 shares issuable upon the exercise (at a per share price of $3.00) of a warrant held by the Gregory P. Mills Trust.
(14) Represents shares issuable upon the exercise (at a price of $2.25 per share) of a warrant issued in connection with a financial advisory services agreement upon the completion of the Iz.com merger.
(15) Represents shares issuable upon the exercise (at a price of $1.65625 per share) issued in December 1999.
(16) Represents (i) 247,677 shares issuable upon the exercise (at a price of $.75 per share) of warrants issued in connection with the Company's merger with popmail.com, inc. and (ii) 16,666 shares issuable upon the exercise (at a price of $2.00 per share) issued in connection with financial advisory services rendered to the Company.
(17) Represents shares issuable upon the exercise (at a price of $.75 per share) of warrants issued in connection with the Company's merger with popmail.com, inc.
(18) Includes 40,000 shares issuable upon the exercise (at a price of $2.00 per share) of a warrant.
(19) Includes 5,000 shares issuable upon the exercise (at a price of $.75 per share) of a warrant issued in connection with the Company's merger with popmail.com, inc.

         In connection with a private placement, we issued to certain investors 225,000 shares of our Series E Preferred Stock and 5-year warrants for the purchase of an aggregate of 225,000 shares of common stock at an exercise price of $3.00 per share. The total proceeds to the Company in connection with this offering were $450,000. Each Series E Preferred Share is convertible into common stock by dividing $2.00 by the lesser of (i) $2.00, or (ii) 70 percent of the average market price per share of our common stock for the ten days preceding the filing of a registration statement covering the resale of the shares issuable upon conversion of the Series E Preferred Shares.

                              PLAN OF DISTRIBUTION

         Pursuant to the terms of the subscription agreements in connection with the unit private placement, and various other agreements with and warrants issued to the selling shareholders, we are registering the shares offered by this prospectus in part on behalf of the selling shareholders. We agreed to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") covering resale by the selling shareholders and, with respect to some of the selling shareholders, use our best efforts to cause such registration statement to be declared effective as soon as possible thereafter. As used in this prospectus, the term "selling shareholders" includes: Atlantic Holdings, Ltd; Ronald D. Berst; Michael A. Bird; Herber I. Byer; CLB Investments, Inc.; Co Right Investments, Inc.; The Robert and Ellen Deutschman Family Trust dtd. 8/24/93; The Arthur Engel Trust dtd 5/5/1998; Fortman Cline AG; the Free Family Trust dtd. 2/10/97; Steven E. Garshell; Thomas L. Goila Profit Sharing Trust U/A dtd 12/1/92; Richard Green; Edward Hayes; A. Larry Katz; Mary Kirtz; Egre E. Lawallen, II; Richard C. Lockwood; Warner C. Lusardi Family Trust dtd 6/11/93; Bruce Le Duc; Amended and Restated Steven A. Lyman Trust dtd 8/27/90; Stephen Marcus; Timothy I. Maudlin; Steven Mauldin; Dean and Kathy Mills; Gregory P. Mills Trust dtd 2/19/99; George M. Nix; Barry Nussbaum; Opportune Investments Ltd.; Gerald W. and Sandra L. Rogers; Jerry L. Ruyan; Robert Seiler; Christopher D. Snell; Albert R. Swafford M.D. Inc. Defined Benefit Pension Plan; Stephen C. and Patricia A. Tadolini; Jeffrey I. Werbalowsky; Satya P. Garg; Christopher Miller; Leonard H. Timmel; Hank Schneider; Blake Capital Partners, LLC; Wayne L. Tiedge; The Montgomery Fund; W. Keith Webb; The Rearden Trust; Andrew Baum; Kevin Scannell; and each of their respective donees, pledgees, transferees and other successors in interest selling shares received from a selling shareholder after the date of this prospectus. We will pay all costs and expenses in connection with the preparation of this prospectus and the registration of the shares offered by it. Any brokerage commissions and similar selling expenses attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by the selling shareholders at various times in one or more types of transactions (which may include block transactions) on the Nasdaq SmallCap Market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

         We have agreed to indemnify the selling shareholders and their officers, directors, employees and agents, and each person who controls any selling shareholder, in certain circumstances against certain liabilities, including liabilities arising under the Securities Act. Each selling shareholder has agreed to indemnify the Company and its directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

         The selling shareholders and any broker-dealers that act in connection with the sale of securities might be deemed to be "underwriters" within the meaning of Section 2(11) of the

Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

         Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

MINNESOTA ANTI-TAKEOVER LAW

         The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, or 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.


                       WHERE YOU CAN FIND MORE INFORMATION

         Federal securities law requires us to file information with the Securities and Exchange Commission concerning its business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the Commission. You can inspect and copy this information at the Public Reference Facility maintained by the Commission at Judiciary Plaza, 450 5th Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

         (1) New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048.

         (2) Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

         You can receive additional information about the operation of the Commission's Public Reference Facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like PopMail.com, file information electronically with the Commission.

         The Commission allows us to "incorporate by reference" information that has been filed with it, which means that we can disclose important information to you by referring you to the other information we have filed with the Commission. The information that we incorporate by reference is considered to be part of this prospectus, and related information that we file with the Commission will automatically update and supersede information we have included in this prospectus. We also incorporate by reference any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling shareholders sell all of their shares or until the registration rights of the selling shareholders expire. This prospectus is part of a registration statement that we filed with the Commission (Registration No. 333-______). The following are specifically incorporated herein by reference:

         1. Annual Report on Form 10-KSB for the fiscal year ended January 3, 1999;

         2. Quarterly Report on Form 10-QSB for the quarters ended April 4, 1999, July 4, 1999 and October 3, 1999;

         3. Amendment to Current Report on Form 8-K/A filed on November 15, 1999, Current Report on Form 8-K filed on December 17, 1999, Current Report on Form 8-K filed on January 25, 2000, and Current Report on Form 8-K filed on February 24, 2000; and

         4. The description of common stock included under the caption "Securities to be Registered" in the Company's registration statement on Form 8-A, File No. 0-23243, dated October 21, 1997, including any amendments or reports filed for the purpose of updating such description.

         You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at the following address:

                                PopMail.com, inc.
                Attention: Thomas W. Orr, Chief Financial Officer
                        4801 West 81st Street, Suite 112
                          Bloomington, Minnesota 55437
                                 (612) 837-9917

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or amendment to this prospectus. We have not authorized anyone else to provide you with different information or additional information. Selling shareholders will not make an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in this prospectus and in the documents incorporated by reference in this prospectus are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "may," "will" or similar terms. Forward-looking statements also include projections of financial performance, statements regarding management's plans and objectives and statements concerning any assumption relating to the foregoing. Important factors regarding PopMail.com, inc.'s business, operations and competitive environment which may cause actual results to vary materially from these forward-looking statements are discussed under the caption "Risk Factors."

                                  LEGAL MATTERS

         Legal matters in connection with the validity of the shares offered by this Prospectus will be passed upon for the Company by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

                                     EXPERTS

         The consolidated financial statements of PopMail.com, inc. (f/k/a Cafe Odyssey, Inc.) as of January 3, 1999, and December 28, 1997, for the years then ended incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus is a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 1 to the financial statements.

         On September 30, 1999, the Company, with the approval of its Board of Directors, engaged Grant Thornton as the independent public accountants for PopMail.com, inc. Prior to the engagement of Grant Thornton, Arthur Andersen LLP had served as the principal independent public accountants for the Company. The report prepared by Arthur Andersen LLP as of January 3, 1999 and December 28, 1997, and for the years then ended contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty of audit scope or accounting principles. However, reference is made to said report which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern, as discussed in Note 1 to the financial statements. In connection with the audits as of January 3, 1999 and December 27, 1997 and through September 30, 1999, there have been no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused Arthur Andersen LLP to make reference to the subject matter of the disagreements in its report.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and
Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a corporation's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. The Company's articles and bylaws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes. As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall, to the fullest extent permitted by law, have no personal liability to the Company and its shareholders for breach of fiduciary duty as a director.

         To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                4,351,337 SHARES

                                POPMAIL.COM, INC.

                                  COMMON STOCK





                             ----------------------

                                   PROSPECTUS

                             ----------------------






                                 MARCH    , 2000
                                      ----

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses in connection with the issuance and distribution of the securities registered hereby are set forth in the following table:


                  SEC registration fee . . . . . . . . . . . . . . . . . . . . . . . . . . $ 5,583
                  Nasdaq SmallCap Market additional listing fee. . . . . . . . . . . . . .   7,500
                  Legal fees and expenses. . . . . . . . . . . . . . . . . . . . . . . . .  25,000
                  Accounting fees and expenses . . . . . . . . . . . . . . . . . . . . . .   5,000
                  Miscellaneous. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     550
                                                                                        ----------
                  Total                                                                    $43,633
                                                                                        ==========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company is governed by Minnesota Statutes Chapter 302A. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a company's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. The Company's articles and bylaws do not include any such prohibition or Limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

         As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall have no personal liability to the Company and its shareholders for breach of his fiduciary duty as a director, to the fullest extent permitted by law.

ITEM 16.   EXHIBITS.

         EXHIBIT  DESCRIPTION OF DOCUMENT

            5     Opinion of Maslon Edelman Borman & Brand, LLP

              23.1         Consent of Arthur Andersen LLP*
              23.2         Consent of Maslon Edelman Borman & Brand, LLP
                           (included in Exhibit 5).
              24           Power of Attorney (included on page II-3).

     *To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bloomington, State of Minnesota, on March 10, 2000.

                                      PopMail.com, inc., Registrant

                                      By   /s/ Stephen D. King
                                         ---------------------------------------
                                               Chief Executive Officer


                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints Stephen D. King, Ronald K. Fuller or William M. Mower, each or any of them, such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.


NAME                                         TITLE                                      DATE
----                                         -----                                      ----
/s/ Stephen D. King
---------------------------           Chief Executive Officer                         March 10, 2000
Stephen D. King                       (Principal Executive Officer)

/s/ Ronald K. Fuller
---------------------------           President and Director                          March 10, 2000
Ronald K. Fuller

/s/ Thomas W. Orr
---------------------------           Chief Financial Officer, Executive              March 10, 2000
Thomas W. Orr                         Vice President and Director
                                      (Principal Financial Officer)

/s/ Ronald D. "Jesse" Berst
---------------------------           Director and Chief Operating                    March 10, 2000
Ronald D. "Jesse" Berst               Officer


/s/ Mark D. Dacko
---------------------------           Secretary and Controller                        March 10, 2000
Mark D. Dacko                         (Principal Accounting Officer)

/s/ Michael L. Krienik
---------------------------           Director                                        March 10, 2000
Michael L. Krienik

---------------------------           Director                                        March 10, 2000
Jerry L. Ruyan

---------------------------           Director                                        March 10, 2000
Frank Wood

---------------------------           Director                                        March 10, 2000
Gary Schneider

                                    EXHIBITS


EXHIBIT           DESCRIPTION OF DOCUMENT                               PAGE NO.
-------           -----------------------                               --------
     5            Opinion of Maslon Edelman Borman & Brand, LLP            30
